SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

for the period ended May, 2017

BP p.l.c.

(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND

(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F

     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the

Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

     1934.

Yes                            No        |X|

      ---------------           ----------------

BP p.l.c.
AGM 2017 poll results and directorate changes

BP p.l.c. held its Annual General Meeting on 17 May 2017 and announces the results of the voting below.

	Votes For	%	Votes Against	%	Votes Withheld	% of issued share capital voted
Resolution 1: To receive the directors' annual report and accounts.	9,875,409,121	99.18	81,621,731	0.82	31,487,092	50.59%
Resolution 2: To receive and approve the directors' remuneration report.	9,631,958,476	97.05	292,998,799	2.95	63,453,383	50.42%
Resolution 3: To approve the directors' remuneration policy.	9,680,929,965	97.28	270,906,168	2.72	36,563,886	50.56%
Resolution 4: To re-elect Mr R W Dudley as a director.	9,918,767,932	99.52	47,818,809	0.48	21,917,356	50.63%
Resolution 5: To re-elect Dr B Gilvary as a director.	9,782,188,333	98.16	183,690,439	1.84	22,608,510	50.63%
Resolution 6: To elect Mr N S Andersen as a director.	9,917,917,435	99.53	46,869,088	0.47	23,714,628	50.62%
Resolution 7: To re-elect Mr P M Anderson as a director.	9,892,308,958	99.27	72,733,167	0.73	23,462,084	50.63%
Resolution 8: To re-elect Mr A Boeckmann as a director.	9,912,636,075	99.48	52,280,600	0.52	23,592,153	50.63%
Resolution 9: To re-elect Admiral F L Bowman as a director.	9,889,797,141	99.24	75,970,892	0.76	22,754,903	50.63%
Resolution 10: To re-elect Mr I E L Davis as a director.	9,911,307,883	99.46	53,954,606	0.54	23,220,038	50.63%
Resolution 11: To re-elect Professor Dame Ann Dowling as a director.	9,878,586,732	99.12	87,561,157	0.88	22,369,934	50.63%
Resolution 12: To elect Mrs M B Meyer as a director.	9,916,432,142	99.51	48,356,825	0.49	23,701,118	50.62%
Resolution 13: To re-elect Mr B R Nelson as a director.	9,885,439,503	99.20	79,388,939	0.80	23,658,644	50.63%
Resolution 14: To re-elect Mrs P R Reynolds as a director.	9,893,572,405	99.28	71,983,187	0.72	22,940,472	50.63%
Resolution 15: To re-elect Sir John Sawers as a director.	9,909,284,871	99.44	55,861,617	0.56	23,334,312	50.63%
Resolution 16: To re-elect Mr C-H Svanberg as a director.	9,732,246,165	97.69	230,128,904	2.31	26,128,700	50.61%
Resolution 17: To reappoint Ernst & Young LLP as auditors and to authorize the directors to fix their remuneration.	9,777,578,281	98.73	125,341,636	1.27	85,564,785	50.31%
Resolution 18: To give limited authority to make political donations and incur political expenditure.	9,482,091,160	95.80	415,737,520	4.20	90,582,457	50.28%
Resolution 19: To give limited authority to allot shares up to a specified amount.	9,011,258,241	90.49	946,703,653	9.51	30,526,450	50.59%
Resolution 20: Special resolution: to give authority to allot a limited number of shares for cash free of pre-emption rights.	9,747,933,530	98.00	198,650,651	2.00	41,901,377	50.53%
Resolution 21: Special resolution: to give additional authority to allot a limited number of shares for cash free of pre-emption rights.	8,866,916,073	89.15	1,078,795,791	10.85	42,793,535	50.53%
Resolution 22: Special resolution: to give limited authority for the purchase of its own shares by the company.	9,820,369,751	98.61	138,300,948	1.39	29,837,542	50.59%
Resolution 23: Special resolution: to authorize the calling of general meetings (excluding annual general meetings) by notice of at least 14 clear days.	9,174,574,566	92.67	725,631,657	7.33	88,248,681	50.30%

* Please note a 'vote withheld' is not a vote under English law and is not counted in the calculation of votes 'for' or 'against' a resolution.
** Total voting rights of the shares in issue: 19,683,542,670. Every shareholder has one vote for every ordinary share held and two votes for every £5 in nominal amount of BP preference shares held.

Board retirements, election of new Non-Executive Director and appointment of new Senior Independent Director

The Board of BP p.l.c. announces that with effect from the close of the AGM on 17 May 2017, Mrs Cynthia Carroll and Mr Andrew Shilston have retired as Non-Executive Directors, Ms Melody Meyer has been appointed as a Non-Executive Director and Mr I E L Davis has been appointed as the Senior Independent Director.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.

(Registrant)

Dated: 17 May 2017

/s/ J. BERTELSEN

J. BERTELSEN

Deputy Company Secretary